SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is the Registrant's press release announcing its second quarter results issued on August 17, 2011.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and it's Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: August 17, 2011

Tefron announces strong improvement in sales and gross profit in the first half of 2011 and consistent positive EBITDA for a six month period
Revenues grow 12% year-on-year in the first six months of 2011 to $56.8M, representing $110M annual sales

Misgav, Israel, August 16, 2011 - Tefron Ltd. (OTC:TFRFF; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPT) active wear, today announced financial results for the first half and second quarter of 2011.

Commenting on the results, Amit Meridor, Tefron’s CEO said: "Tefron’s strong sales and operational improvements provide a clear indication that we are growing in accord with our turnaround plan. The increase in sales to $56.8 million from $50.7 million in the first half last year, represents an annualized sales rate of approximately $110 million for 2011.  I am very pleased to report that the strong sales reflect both higher sales to existing customers, as well as an important broadening of the customer base.”

Meridor continued, “These first half results do not yet reflect the full potential of the acquisition of the seamless assets of Nouvelle Inc. of Canada.  Not only is the organic improvement in performance seen in the first half of 2011 expected to continue, but we expect a greater contribution to growth in the second half of the year from the Nouvelle acquisition, with an important increase in sales to the mass market in the USA, as well as in European markets.  Looking further forward, Tefron has been focusing much of our development expenditure and investment in new technology toward the launch of new products in the sports market for 2012. We believe that these products will enable us to return to our global leadership position in seamless technology and the preliminary indications regarding the new products are very positive.”

Arnon Tiberg, Tefron's Chairman confirmed that "Tefron is continuing to improve its major financial and operational parameters in line with the strategic objectives of the Turnaround plan introduced by management a year and a half ago. This half year financial report noticeably demonstrates the results of our efforts to increase the efficiency of our operational processes, which had been a major bottleneck in growth. The expansion of sales in the first half of the year is a result of both the enlistment of new large retail customers and higher sales to existing strategic customers. These two factors are a direct result of the steps taken to increase marketing and sales activity in targeted markets in Europe and North America, investment in new product development to regain our position of technological leadership, and our strenuous efforts to improve customer service, timeliness of delivery and quality control. Finally, I would add that we are pleased how management has begun to exploit the synergies and benefits of the merger with Nouvelle, although there are clearly more gains to exploit going forward. “

Financial highlights for the first half of 2011

•	Sales for the first half of 2011 rose to $56.8 million, representing approximately 12% increase compared to the first six months of 2010.

•	Sales for the second quarter of 2011 totaled $28.8 million, an increase of 15.6% compared to the second quarter of 2010.

•	Gross profit more than doubled to $9.2 million (16.3% of sales), compared to gross profit of $4.1 million (8.0% of sales) in the first half of 2010.

•	EBITDA improved to a positive position of $777,000, compared to a negative EBITDA of approximately $1.2 million in the first six months of 2010.

•	The operating loss was reduced to $3.2 million from an operating loss of $5.8 million in the first half of 2010.

Results First Half of 2011

Sales in the first half of 2011 totaled $56.8 million, an increase of 11.9% compared with $50.7 million during the same period last year and an increase of 60.7% compared with $35.3 million in the second half of 2010. Most of the increase in sales compared to last year and compared to the prior reporting period can be attributed to the growth in sales of Intimate and Active wear apparel in the "seamless" sector.  Higher sales in this segment are mainly due to the successful incorporation of activities acquired from Nouvelle. In addition, first half sales, compared with the prior reporting period, were boosted by due to the above and due to seasonal increase in swimwear sales which totaled $7.8 million in the first six months of 2011.

Gross profit for first half 2011 totaled $9.2 million (16.3% of sales) compared with gross profit amounting to about $4.1 million (8.0% of sales) in the same period last year and a negative $1.9 million in the second half of 2010. The significant improvement in gross profit and gross profit margin in the second half of 2010 can be largely attributed to improved efficiency in the sales cycle, as well as the successful application of the Turnaround plan which has among other benefits, helped to reduce cost of sales.

Operating loss for the first half of 2011 declined by about 46% and totaled $3.2 million, compared to an operating loss of $5.8 million in the same period last year, and an operating loss of $17.0 million in the second half of 2010.

EBITDA during the first six months of 2011 turned positive and amounted to approximately $777,000.  The positive EBITDA for the first half of 2011, compares with a negative EBITDA of $1.2 million in the same six-month period last year and a negative  EBITDA of $5.5 million in the second half of 2010.

Cash flow used in operating activities totaled $9.2 million, in the first half of 2011 compared to cash flows used in operating activities of $4.2 million in the same period last year.

Net loss in the first half of 2011 was reduced to $4.0 million, compared with a net loss of $5.2 million during the same period last year and a net loss of $17.4 million dollars in the second half of 2010.

Second quarter results for 2011

Sales in the second quarter of 2011 totaled $28.8 million, an increase of 15.6% compared with sales of $24.9 million in the second quarter of 2010. Gross profit for the second quarter of 2011 totaled $4.3 million (14.7% of sales), compared to gross profit of $2.3 million (9.2% of sales) last year.

Second quarter operating loss for 2011 declined by about 43% and totaled $1.3 million, compared to an operating loss of $2.3 million in the same period last year.

EBITDA totaled $507,000 for the second quarter of 2011, compared with EBITDA of $12,000 dollars for the same period last year.

Cash flows used in operating activities for the second quarter of 2011 totaled $1.5 million, compared to cash used in operating activities of $1.7 million in the same period last year.

The second quarter net loss for 2011 amounted to $1.7 million, compared with a net loss  of $2.0 million in the three months between April and June last year.

About Tefron

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret,   Warnaco/Calvin Klein , Wal-Mart Stores Inc, The Gap,  J. C. Penney,  Patagonia, Reebok, TJMaxx, TMGTV, and El Corte Ingles, as well as other well known retailers and designer labels.  The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

This press release contains certain forward-looking statements, within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition and results of operations. We have based these forward-looking statements on our current expectations and projections about future events.

Words such as "believe," "anticipate," "expect," "intend," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.  Except for statements of historical fact contained herein, the matters set forth in this press release regarding our future performance, plans to increase revenues or margins and any statements regarding other future events or future prospects are forward-looking statements.

These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to:

•	the effect of the worldwide recession on our sales to our customers in the United States and in Europe and on our ability to finance our operations;
•	our customers’ continued purchase of our products in the same volumes or on the same terms;
•	the cyclical nature of the clothing retail industry and the ongoing changes in fashion preferences;
•	the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;
•
the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g. in China, where we manufacture for our swimwear division).

•	fluctuations in inflation and currency rates;
•
the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more  complicated products, different raw materials and changes in market trends;

•	the purchase of new equipment that may be necessary as a result of our expansion into new product lines;
•	our dependence on our suppliers for our machinery and the maintenance of our machinery;
•	fluctuations in the costs of raw materials;
•	our dependence on subcontractors in connection with our manufacturing process;
•	our failure to generate sufficient cash from our operations to pay our debt;
•	political, economic, social, climatic risks, associated with international business and relating to operations in Israel;

as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts

Company Contact:
Eran Rotem
Chief Financial Officer
+972 4 990 0881
reran@tefron.com

Consolidated balance  sheets

	As at June 30,		As at December 31,
	2011	2010	2010
	Unaudited		Audited
	Dollars thousands
Current assets

Cash	$3,469	$439	$9,361
Investment in securities available for sale	753	700	731
Trade receivables	18,287	13,634	9,339
Other receivables	2,386	2,865	1,878
Inventory	14,597	18,451	16,664

	39,492	36,089	37,973

Non current assets held for sale	5,226	-	2,088

	44,718	36,089	40,061

Non current assets

Deferred taxes, net	1,055	1,181	972
Fixed assets, net	32,952	53,446	38,936
Goodwill and intangible assets	2,079	757	2,783

	36,086	55,384	42,691

	$80,804	$91,473	$82,752

Consolidated balance sheets

	As at June 30,		As at December 31,
	2011	2010	2010
	Unaudited		Audited
	Dollars thousands
Current liabilities

Credit from banks (including current maturities of long-term loans)	$6,685	$4,760	$6,194
Trade payables	14,222	14,048	11,864
Other payables	4,574	4,199	8,450

	25,481	23,007	26,508

Non current liabilities

Long-term loans from banks	22,721	19,802	19,818
Employees benefits, net	521	430	516
Long-term institutions payable	-	1,053	-
Deferred taxes, net	-	1,233	-

	23,242	22,518	20,334

Equity attributable to the equity holders of the Company

Share capital	19,818	10,351	19,818
Additional paid-in capital	107,427	108,852	107,204
Accumulated deficit	(87,957)	(65,915)	(83,803)
Treasury shares	(7,408)	(7,408)	(7,408)
Capital reserve for financial assets available for sale	(69)	(122)	(91)
Capital reserve for hedging transactions	80	-	-
Capital reserve for transactions with a controlling shareholder	190	190	190

Total capital	32,081	45,948	35,910

	$80,804	$91,473	$82,752

Consolidated statements of income

	Six months ended June 30,			Three months ended June 30,		Year ended December 31
	2011	2010		2011	2010	2010
	Unaudited					Audited
	In dollars thousands

Sales	$56,766		$50,719	$28,838	$24,946	$86,044
Cost of sales, net*	47,547		46,640 *	24,585	22,646 *	83,990 *

Gross profit	9,219		4,079	4,253	2,300	2,054

Development expenses, net*	2,051		1,519 *	929	684	2,869 *
Selling and marketing expenses	8,518		6,596	3,828	2,951	11,850
General and administrative expenses	1,827		1,798	782	924	4,050
Other expenses	-		-	-	-	6,091

Operating loss	(3,177)		(5,834)	(1,286)	(2,259)	(20,806)

Financial income	14		271	7	271	30
Financial expenses	(966)		(1,179)	(575)	(641)	(2,379)

Financial expenses, net	(952)		(908)	(568)	(370)	(2,349)

Loss before taxes on income	(4,129)		(6,742)	(1,854)	(2,629)	(25,155)
Tax benefit	100		1,493	172	634	2,469

Loss	$(4,029)		$(5,249)	(1,682)	$(1,995)	$(22,686)

Loss per share relating to the Company's shareholders (in dollars)

Basic and diluted loss per share	$(0.6)		$(2.0)	$(0.3)	$(0.6)	$(7.7)

EBITDA	$777	$	(1,153)	$507	$12	$(6,630)

* Reclassified